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EXHIBIT 99.17



                                     For Further Information
                                     Contact: Gary Pruitt
                                              Vice President and CFO
                                              206-889-3400

                     UNIVAR SERVED WITH SHAREHOLDER COMPLAINT

         KIRKLAND, Washington, July 9, 1996 -- UNIVAR CORPORATION (NYSE: UVX), the multi-national leader in distribution services, today reported that it has been served with a complaint seeking to enjoin the previously announced tender offer made by UC Acquisition Corp. for all of the shares of common stock of Univar at a price of $19.45 per share. The complaint also seeks other equitable relief and undisclosed compensatory damages from the defendants.

         The civil action complaint, which purports to be a class action on behalf of all shareholders of Univar, was served on July 8, 1996, against Univar, eleven members of its Board of Directos, Royal Pekhoed, and its indirect wholly-owned subsidiary UC Acquisition Corp.

         The complaint alleges, among other things, that: (i) in negotiating the terms of the Reorganization Agreement among Univar, Royal Pakhoed and UC Acquisition Corp. and arriving at the $19.45 per share amount, the defendants participated in unfair dealings toward the Plaintiff and the other members of the Class; (ii) the defendants violated their fiduciary and other common law duties owed to the Plaintiff and to other members of the Class; and (iii) the defendants have not exercised their independent business judgment, have acted and are acting to the detriment of the Class, and are using their control over Univar to "usurp for Royal Pakhoed the true value" of Univar's shares at an unfair price.

         According to Paul Hough, President and CFO, Univar believes the action is without merit and will defend against it vigorously.

         The tender offer is scheduled to expire at 8:00 p.m. New York City Time on July 15, 1996. No motion to prevent the tender offer from going forward has been filed and no hearing is scheduled.

         Univar Corporation, headquartered in Kirkland, Washington, is the multi-national leader in the distribution of chemicals and allied products to industry through three subsidiaries, Van Waters & Rogers Inc. in the United States, Van Waters & Rogers Ltd. in Canada, and Univar Europe N.V. in Europe.